03001359

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33185

SEC MAIL RECEIVED JAN 29 2003 PROCESSING SECTION WASH. D.C. 165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2001 AND ENDING 11-30-2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITICORP FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE CITIBANK DRIVE
(No. and Street)

SAN JUAN (City) PR (State) 00926-9631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARLOS BARQUET - PRESIDENT (787) 756-4969
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

AMERICAN INTERNATIONAL PLAZA, 250 MUNOZ RIVERA AVE. 11th FLOOR, HATO REY, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIA TERESA GARCIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITICORP FINANCIAL SERVICES CORPORATION, as of NOVEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Affidavit # 140

LUIS J. BERRIOS CAAMAÑO ABOGADO-NOTARIO

Notary Public

María Teresa García
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITICORP

Citicorp Financial Services Corporation
A subsidiary of Citicorp

P.O. Box 70263
San Juan, PR 00936-8263

January 27, 2003

Securities and Exchange Commission
Attention: Office of Documents and Control
450 fifth Street NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
JAN 29 2003
WASH. D.C. 165 SECTION

Re: Citicorp Financial Services Corp.
BD. No. 17053
Audited Reports

Dear Sirs:

Enclosed are the corporation's Audited Financial Statements for the fiscal year ended on November 30, 2002.

Should you need any additional information, please contact me at (787) 766-3843.

Cordially,

Maria T. Garcia
Financial and Operations Principal

Enclosure

KPMG

American International Plaza
Suite 1100
250 Ave. Muñoz Rivera
San Juan, PR 00918-1819

Independent Auditors' Report

Board of Directors
Citicorp Financial Services Corporation:

We have audited the accompanying statements of financial condition of Citicorp Financial Services Corporation (the Corporation) (a wholly owned subsidiary of Citibank Overseas Investment Corporation) as of November 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Corporation is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in the notes to the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicorp Financial Services Corporation at November 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 10, 2003

Stamp No. 1828052 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Financial Condition

November 30, 2002 and 2001

Assets		**2002**	**2001**
Cash (note 3)	$	5,015,903	6,014,232
Marketable securities owned (note 4)		65,456,609	25,984,662
Commissions earned not collected		4,285,046	4,294,083
Other assets		372,633	384,883
	$	75,130,191	36,677,860
Liabilities and Stockholder's Equity			
Liabilities:			
Due to affiliates (note 3)	$	1,209,712	829,360
Accrued expenses and other liabilities		136,860	159,069
Income taxes payable (note 5)		2,314,107	227,025
Total liabilities		3,660,679	1,215,454
Stockholder's equity (note 6):			
Common stock of $100 par value. Authorized 10,000 shares; issued and outstanding 10 shares		1,000	1,000
Contributed capital		5,000,000	5,000,000
Retained earnings		66,468,512	30,461,406
Total stockholder's equity		71,469,512	35,462,406
	$	75,130,191	36,677,860

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Operations

Years ended November 30, 2002 and 2001

		2002	2001
Revenue:			
Commissions	$	53,030,845	42,985,053
Net dealer inventory gain		42	58,194
Interest income		806,113	1,002,868
Total revenue		53,837,000	44,046,115
Expenses:			
Management and processing fees charged by affiliates (note 3)		8,872,911	5,546,125
Commissions and clearance		2,816,448	2,619,369
Interest expense		119,740	169,908
Other operating expenses		1,907,068	1,326,428
Total expenses		13,716,167	9,661,830
Income before income tax expense		40,120,833	34,384,285
Income tax expense (note 5)		4,113,727	1,760,467
Net income	$	36,007,106	32,623,818

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Changes in Stockholder's Equity

Years ended November 30, 2002 and 2001

		Common stock	Contributed capital	Retained earnings	Total stockholder's equity
Balances, November 30, 2000	$	1,000	5,000,000	25,258,866	30,259,866
Dividends remitted to parent company		—	—	(27,421,278)	(27,421,278)
Net income for the year		—	—	32,623,818	32,623,818
Balances, November 30, 2001		1,000	5,000,000	30,461,406	35,462,406
Net income for the year		—	—	36,007,106	36,007,106
Balances, November 30, 2002	$	1,000	5,000,000	66,468,512	71,469,512

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION

(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Cash Flows

Years ended November 30, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	36,007,106	32,623,818
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation expense		—	566
(Increase) decrease in assets:			
Marketable securities owned		(39,471,947)	(1,521,577)
Commissions earned net collected		9,037	(1,861,236)
Other assets		12,250	(320,071)
Increase (decrease) in liabilities:			
Due to affiliates		380,352	(348,539)
Accrued expense and other liabilities		(22,209)	116,692
Income taxes payable		2,087,082	(734,592)
Net cash (used in) provided by operating activities		(998,329)	27,955,061
Cash flows from financing activities:			
Dividend remitted to parent company		—	(27,421,278)
Net (decrease) increase in cash		(998,329)	533,783
Cash, beginning of year		6,014,232	5,480,449
Cash, end of year	$	5,015,903	6,014,232
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	119,740	169,908
Income tax		2,026,645	2,495,059

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

Citicorp Financial Services Corporation (the Corporation) was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Corporation obtained a license to operate as a broker-dealer duly registered with the office of the Commissioner of Financial Institutions. In July 1990, the Corporation received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Corporation introduced retail brokerage services in various Latin American countries. In September 1999, the Corporation sold all of its customer accounts from its Puerto Rico Retail Division to one of its affiliates, Salomon Smith Barney. The Corporation has ceased its retail brokerage operations to customers in Puerto Rico.

On February 4, 1999, the Corporation obtained from the Commissioner of Financial Institutions of Puerto Rico a license to operate an International Banking Entity, Citicorp Financial Services Corporation International Division (the International Division). The International Division is managed as a unit of the Corporation and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business as long as it operates under the International Banking Center Regulatory Act of 1989 (note 2).

The Corporation operations during the years ended November 30, 2002 and 2001, mainly consisted of securities brokerage transactions through its International Division and sale of annuities to customers outside Puerto Rico.

Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Corporation are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the Securities and Exchange Commission, the National Association of Security Dealers, and include the accounts of all divisions of the Corporation including its International Division.

Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b) Marketable Securities Owned

Marketable securities owned are valued at fair market value with the related unrealized gain or loss recognized in the statements of operations as net dealer gain (loss). Securities transactions are recorded on a trade-date basis.

(Continued)

(c) ***Customer Securities***

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) ***Management and Underwriting Fees***

Management and underwriting fees are recorded as revenue at the offering date, and at the time the underwriting is completed and the income is reasonably determinable.

(e) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) International Division

The Corporation operates an International Division, which is exempt from Puerto Rico income tax, as well as property and volume of business taxes. The International Division is managed as a unit of the Corporation. As described in note 1, the accounts of the International Division are combined with other divisions of the Corporation in the accompanying financial statements. Selected financial information of the International Division follows:

		2002	2001
Cash	$	4,291,664	4,732,607
Marketable securities owned		55,480,053	25,382,879
Total assets		63,596,959	33,735,677
Total liabilities		1,289,967	934,129
Commission revenue		41,914,956	38,171,556
Management and processing fees expenses		8,411,571	5,323,761
Net earnings		29,505,444	29,803,301

(3) Related Parties

Cash consists of noninterest-bearing deposits with Citibank, N.A. Puerto Rico Branches (the Branches).

Since 1997, the Corporation introduced retail brokerage services in various countries in Latin America. As a result, the Corporation has entered into service agreements with the branches of Citibank, N.A and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Corporation. These related entities in Latin America charged the Corporation estimated costs and related management fees amounting to approximately $3,605,000 and $2,953,000 for

(Continued)

the years ended November 30, 2002 and 2001, respectively (including management fees which amounted to approximately $328,000 in 2002 and $268,000 in 2001).

The Corporation maintains a service contract with Citibank, N.A. in Puerto Rico, whereby the Branches perform certain services and incur certain expenses on behalf of the Corporation. The Branches charged the Corporation estimated costs and related management fees amounting to approximately $5,268,000 and $2,593,000 for the years ended November 30, 2002 and 2001, respectively (including management fees which amounted to approximately $479,000 for 2002 and $236,000 for 2001).

(4) Marketable Securities Owned

Marketable securities owned are carried at quoted market values as follows:

		2002	2001
Obligations of U.S. government	$	64,856,609	25,384,662
Obligations of the Commonwealth of Puerto Rico and instrumentalities		600,000	600,000
	$	65,456,609	25,984,662

(5) Income Tax

The Corporation is subject to Puerto Rico income tax imposed on its taxable income. The following represents a reconciliation between "expected" (39%) and actual income tax expense:

		2002	2001
Computed "expected" income tax expense on income from continuing operations	$	15,647,125	13,409,871
Increase (reduction) in income taxes resulting from:			
International Division, net (notes 1 and 2)		(11,507,123)	(11,623,287)
Exempt interest income		(33,883)	(27,101)
Operating expenses allocated to exempt income		11,769	1,407
Other, net		(4,161)	(423)
Income tax expense	$	4,113,727	1,760,467

(Continued)

(6) Net Capital and Reserve Requirements

The Corporation is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2002, the Corporation had net capital of $65,480,976, which was $65,114,908 in excess of its required net capital of $250,000. The Corporation's net capital ratio at November 30, 2002 was 5.59 to 1.

The Corporation, under Rule 15c3-3 of the Securities Exchange Act of 1934, is required to maintain a minimum reserve of 105% of the excess of total customer credit balances over total customer debit balances, as defined. The Corporation is exempt from this Rule, since it has established a special account for the exclusive benefit of customers and it clears all customers' transactions through another broker dealer on a fully disclosed basis.

KPMG

American International Plaza
Suite 1100
250 Ave. Muñoz Rivera
San Juan, PR 00918-1819

Supplemental Report on Internal Accounting Controls

Board of Directors
Citicorp Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Citicorp Financial Services Corporation (the Corporation) for the year ended November 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at November 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 10, 2003

Stamp No. 1828053 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Schedule I, page 1

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Net Capital and Aggregate Indebtness

November 29, 1998

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation **as of** November 30, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)					$	71,469,512	3450
2.	Deduct: Ownership equity not allowable for net capital						0	3490
3.	Total ownership equity qualified for net capital						71,469,512	3500
4.	Add:							
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						0	3520
	B. Other (deductions) or allowable credits (List)						0	3525
5.	Total capital and subordinated liabilities					$	71,469,512	3530
6.	Deductions and/or charges:							
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 369,333	3540			
	1. Additional charges for customers' and non-customers' securities accounts			0	3550			
	2. Additional charges for customers' and non-customers' commodities accounts			0	3560			
	B. Aged fail-to-deliver			0	3570			
	1. Number of items	0	3450					
	C. Aged short security differences-less reserve of	$ 0	3460	0	3580			
	number of items	0	3470					
	D. Secured demand note deficiency			0	3590			
	E. Commodity futures contracts and spot commodities proprietary charges			0	3600			
	F. Other deductions and/or charges			5,015,903	3610			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			0	3615			
	H. Total deductions and/or charges						(5,385,236)	3620
7.	Other additions and/or allowable credits (List)						0	3630
8.	Net Capital before haircuts on securities positions					$	66,084,276	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):							
	A. Contractual securities commitments			0	3660			
	B. Subordinated securities borrowings			0	3670			
	C. Trading and investment securities:							
	1. Bankers' acceptances, certificates of deposit and commercial paper			0	3680			
	2. U.S. and Canadian government obligations			0	3690			
	3. State and municipal government obligations			600,000	3700			
	4. Corporate obligations			0	3710			
	5. Stocks and warrants			0	3720			
	6. Options			0	3730			
	7. Arbitrage			0	3732			
	8. Other securities			3,300	3734			
	D. Undue concentration			0	3650			
	E. Other (List)			0	3736		(603,300)	3740
10.	Net Capital					$	65,480,976	3750

OMIT PENNIES

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2002 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.

Schedule I, page 2

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Net Capital and Aggregate Indebtness

November 29, 1998

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	244,045	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	250,000	3760
14.	Excess net capital (line 10 less 13)			$	65,230,976	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$	65,114,908	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3,660,679	3790
17.	Add:					
	A. Drafts for immediate credit	$ 0	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810			
	C. Other unrecorded amounts (List)	$ 0	3820	$	0	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$	0	3838
19.	Total aggregate indebtedness			$	3,660,679	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			%	5.59%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	5.59%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%	N/A	3851
27.	Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%	N	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$	N	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	N/A	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2002 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.